Exhibit 21.1
LIST OF SUBSIDIARIES

GrowCommerce, Inc., a Delaware corporation
Sunset Direct, Inc., an Idaho corporation
Rainmaker Systems (Canada), Inc., a Canadian federal corporation
Rainmaker Systems Limited, a Cayman Islands company
Rainmaker Asia, Inc., a Philippine corporation
Rainmaker Europe Ltd., a company incorporated under the laws of England and Wales
Rainmaker EMEA Limited, a company incorporated under the laws of England and Wales